# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PALATIN TECHNOLOGIES INC, CIK 0000911216
CUSIP: 696077601
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4B CEDAR BROOK DRIVE, CRANBURY, New Jersey (NJ), 08512
Date of event which requires filing of this statement: 04/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002131234

## Reporting persons
- AuGC BioFund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 94,212; sole dispositive power 0; shared dispositive power 94,212; aggregate amount beneficially owned 94,212 (5.3% of the class)
- AuGC Partners LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 94,212; sole dispositive power 0; shared dispositive power 94,212; aggregate amount beneficially owned 94,212 (5.3% of the class)
- Evan Markegard: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 94,212; sole dispositive power 0; shared dispositive power 94,212; aggregate amount beneficially owned 94,212 (5.3% of the class)

## Item 1. Issuer
Name of issuer: PALATIN TECHNOLOGIES INC
Address of issuer's principal executive offices: 4B CEDAR BROOK DRIVE, CRANBURY, NEW JERSEY, 08512.

## Item 2. Person Filing
Name of person filing:
AuGC BioFund LP

AuGC Partners LLC

Evan Markegard
Address of principal business office or, if none, residence:
AuGC BioFund LP
c/o AuGC Partners LLC
10875 Kemah Lane
San Diego, CA 92131

AuGC Partners LLC
10875 Kemah Lane
San Diego, CA 92131

Evan Markegard
c/o AuGC Partners LLC
10875 Kemah Lane
San Diego, CA 92131
Citizenship:
AuGC BioFund LP - Delaware

AuGC Partners LLC - Delaware

Evan Markegard - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AuGC Partners LLC is an investment adviser that is registered as an Exempt Reporting Adviser with the Securities and Exchange Commission. AuGC Partners LLC, which serves as investment adviser to AuGC BioFund LP (the "Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. Markegard, as Managing Member of AuGC Partners LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, AuGC Partners LLC and Mr. Markegard expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that AuGC Partners LLC or Mr. Markegard are the beneficial owner of any of the securities reported herein.

AuGC BioFund LP - 94,212 shares

AuGC Partners LLC - 94,212 shares

Evan Markegard - 94,212 shares
Percent of class:
Ownership percentage is based on 1,772,199 shares of common stock outstanding, par value $0.01 per share, as of February 13, 2026, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on February 17, 2026.

AuGC BioFund LP - 5.3%

AuGC Partners LLC - 5.3%

Evan Markegard - 5.3%
Sole power to vote or to direct the vote:
AuGC BioFund LP - 0

AuGC Partners LLC - 0

Evan Markegard - 0
Shared power to vote or to direct the vote:
AuGC BioFund LP - 94,212 shares

AuGC Partners LLC - 94,212 shares

Evan Markegard - 94,212 shares
Sole power to dispose or to direct the disposition:
AuGC BioFund LP - 0

AuGC Partners LLC - 0

Evan Markegard - 0
Shared power to dispose or to direct the disposition:
AuGC BioFund LP - 94,212 shares

AuGC Partners LLC - 94,212 shares

Evan Markegard - 94,212 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AuGC BioFund LP: /s/ Evan Markegard, Managing Member, AuGC Partners LLC, its General Partner (04/23/2026)
- AuGC Partners LLC: /s/ Evan Markegard, Managing Member (04/23/2026)
- Evan Markegard: /s/ Evan Markegard, Evan Markegard (04/23/2026)